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                              December 19, 2023

       William B. Furr
       Chief Financial Officer
       Hilltop Holdings Inc.
       6565 Hillcrest Avenue
       Dallas, TX 75205

                                                        Re: Hilltop Holdings
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed February 17,
2023
                                                            Form 10-Q for the
Quarterly Period Ended September 30, 2023
                                                            Filed October 23,
2023
                                                            File No. 001-31987

       Dear William B. Furr:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-Q for the Quarterly Period Ended September 30, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Loan Portfolio, page 73

   1. We note the tabular disclosure on page 73 detailing the composition of your gross loan portfolio, which
includes commercial real estate (   CRE   ). Given the significance of CRE
                                                        in your total loan
portfolio, please revise your disclosures, in future filings, to further disaggregate the
composition of your CRE loan portfolio by borrower type (e.g., by office, hotel, multifamily,
etc.), geographic concentrations and other characteristics (e.g., current weighted average and/or
range of loan-to-value ratios, occupancy rates, etc.) material to
                                                        an investor   s
understanding of your CRE loan portfolio. In addition, revise to describe the specific details of any
risk management policies, procedures or other actions undertaken by management in
response to the current environment.
 William B. Furr
Hilltop Holdings Inc.
December 19, 2023
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jee Yeon Ahn at 202-551-3673 or Lory Empie at 202-551-3714 with any questions.



FirstName LastNameWilliam B. Furr                         Sincerely,
Comapany NameHilltop Holdings Inc.
                                                          Division of
Corporation Finance
December 19, 2023 Page 2                                  Office of Finance
FirstName LastName